Vf 4-1-04

04016936

ITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

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AM
4/5/2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40545

MAR 30 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dalton Strategic Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12517 Richlane Drive
(No. and Street)

Indianapolis	IN	46236
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Dalton 317-826-1099
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paul E. Cravens, CPA
(Name – *if individual, state last, first, middle name*)

265 Regency Circle	Lexington	KY	40503
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Steve Dalton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dalton Strategic Investment Services, Inc., as of 12/31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Steve Dalton

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

February 25, 2004

NASD

MAR 0 9 2004

Jerome P. Greene & Associates Corporation
8111 Moore Road
Indianapolis, IN 46278

Attention: Jerome P. Greene

RE: Firm CRD No. 46075

Ladies and Gentlemen:

This is in response to your letter dated February 25, 2004 in which you request an extension of time in which to file Jerome P. Greene & Associates Corporation's annual audit report for the year ending December 31, 2003 pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.17a-5), which report is due February 29, 2004.

NASD as your firm's Designated Examining Authority, approves the firm's request to file its audited annual report on or before March 30, 2004. This approval is being granted on the condition that Jerome P. Greene & Associates Corporation is in compliance with the net capital and recordkeeping rules and the requirements of SEC Rule 15c3-3.

If you have any further questions, please contact Bill O'Connor, Senior Compliance Examiner, at (312) 899-4306, or Dennis Stralka, Supervisor of Examiners, at (312) 899-4386.

Sincerely,

Lisa Stepuszek

Lisa Stepuszek
Associate District Director

aw/webba/focus/aa/46075-APP-Dec03.doc

cc: Lawrence Kendra
Chicago Regional Office
Securities and Exchange Commission
175 West Jackson Blvd., Suite 900
Chicago, IL 60604

Elizabeth Wollin, Director
NASD, Member Regulation
9509 Key West Avenue
Rockville, MD 20850

Eleanor Sabalbaro
Via Fax No. (240) 386-5163

DALTON STRATEGIC INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

Paul E. Cravens
Certified Public Accountant
265 Regency Circle
Lexington, KY 40503
(606) 277-4557

DALTON STRATEGIC INVESTMENT SERVICES, INC.

CONTENTS

Paul E. Cravens, CPA
265 Regency Circle ♦ Lexington, KY 40503
Phone (606)277-4557 ♦ Fax (606)277-4557

INDEPENDENT AUDITOR'S REPORT

March 29, 2004

To The Board of Directors of
Dalton Strategic Investment Services, Inc.
Indianapolis, IN

We have audited the balance sheets of Dalton Strategic Investment Services, Inc. as of December 31, 2003 and 2002, and the related statements of operations, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dalton Strategic Investment Services, Inc. as of December 31, 2003 and 2002, and the results of operation and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paul E. Cravens
Certified Public Accountant

DALTON STRATEGIC INVESTMENT SERVICES, INC.
BALANCE SHEETS
December 31, 2003 and 2002

	2003	2002
ASSETS		
CURRENT ASSETS	-------	-------
Cash	$16,809	$3,268
Certificate of deposit	5,023	6,000
Commissions Receivable	4,044	0
	-	-
Total current assets	25,876	9,268
	-	-
FIXED ASSETS		
Equipment, net of accumulated depreciation of $23,086 and $23,086, respectively	0	0
	-	-
TOTAL ASSETS	$25,876	$9,268
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	14,522	1,000
	-	-
Total current liabilities	14,522	1,000
	-	-
STOCKHOLDER'S EQUITY		
Common stock, no par value; stated value $1.00 per share; 1,000 shares authorized and issued	5,000	5,000
Additional paid-in capital	0	0
Retained earnings	6,354	3,268
	-	-
Total stockholder's equity	11,354	8,268
	-	-
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$25,876	$9,268

The Notes to Financial Statements are an integral part of these statements

DALTON STRATEGIC INVESTMENT SERVICES, INC.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For the Years Ended December 31, 2003 and 2002

	2003	2,002
Total Revenues	$450,421	$303,611
General and administrative expenses	377,974	281,419
Income from operations	72,447	22,192
Interest income	42	86
Net income before taxes and adjustments	72,489	22,278
Income tax provision (see notes)	0	0
Net income	72,489	22,278
Retained earnings, beginning of fiscal year	3,268	2,140
Less: Shareholder draws	(69,403)	(21,150)
Retained earnings, end of fiscal year	$6,354	$3,268

The Notes to Financial Statements are an integral part of these statements.

DALTON STRATEGIC INVESTMENT SERVICES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$72,489	$22,278
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:		
Depreciation	0	0
Change in current assets:		
Decrease/(increase) in commission receivables	(4,044)	3,428
Decrease in deferred tax benefits	0	0
Changes in current liabilities:	0	0
Increase/(decrease) in accounts payable and accrued expenses	13,522	(1,798)
Net cash (used in) provided by operating activities	81,967	23,908
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	0	0
Net cash provided by investing activities	0	0
CASH FLOWS FROM FINANCING ACTIVITIES		
Stockholder Draws/ Return of additional paid in capital	(69,403)	(21,150)
Net cash provided by financing activities	(69,403)	(21,150)
Net (decrease) increase in cash	12,564	2,758
Cash, beginning of fiscal year	9,268	6,510
Cash, end of fiscal year	$21,832	$9,268

The Notes to Financial Statements are an integral part of these statements.

DALTON STRATEGIC INVESTMENT SERVICES, INC. (continued)
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2003 and 2002

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	2003	2002
Cash paid during the fiscal year for:		
Interest	0	0
Income taxes	0	0

Dalton Strategic Investment Services, Inc.

Notes to Financial Statements

Note 1 Summary of Significant Accounting Policies

General:
The company is a securities broker-dealer.

Revenue Recognition
Purchases and sales of securities and the related commission revenue and expense are generally recorded on settlement date. The investments are valued at market, unrealized gains and losses are included in income.

Note 2 Clearing Agreement

All customer transactions of the Company are cleared through Southwest Securities, Inc. on a fully disclosed basis. The agreement may be terminated by either party upon 90 days written notice.

Note 3 Net Capital Requirement:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $11,354 which was $6,354 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.279 at December 31, 2003.

Note 4 Office Furniture & Equipment

Office equipment & furniture is stated at cost. For financial and income tax purposes accelerated depreciation methods are used.

Note 5 Income Taxes

Beginning in the year 1999 the company elected a Subchapter S status which means that taxes are no longer accrued at the corporate level but will pass through to the shareholders, therefore the deferred tax benefit was reduced to zero.

Note 6 Cash & Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents are as follows:

Cash in Bank	$ 16,809
Certificate of Deposit	5,023
	$ 21,832

Paul E. Cravens, CPA
265 Regency Circle ♦ Lexington, KY 40503
Phone (606)277-4557 ♦ Fax (606)277-4557

March 27, 2004

To The Board Directors of
Dalton Strategic Investment Services, Inc.

We have audited the financial statements of Dalton Strategic Investment Services, Inc., as of December 31, 2003, for the year ended and have issued our report thereon dated March 27, 2004. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standard. The purpose of our study and evaluation, which included obtaining and understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal control of Dalton Strategic Investment Services, Inc., taken as a whole. Our study and evaluation disclosed no condition that we believed to be a material weakness. We did note that the Company has a small office staff and, therefore, limited segregation of duties. Although management is aware of this weakness in internal control and continues to assess exposure in this area, correction of this weakness is currently precluded as a result of the limited number of employees of the Company. Duties should continue to prevent personnel from controlling transactions on a regular basis.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices

and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and National Association of Securities Dealers and should not be used for any other purposes.

Paul E. Cravens
Certified Public Accountant

DALTON STRATEGIC INVESTMENT SERVICES, INC.
SCHEDULE I

Computation of net capital under rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2003

Net capital	$11,354
Non-allowable assets	
Furniture and equipment (net)	0
Allowable net capital	$11,354

DALTON STRATEGIC INVESTMENT SERVICES, INC.
SCHEDULE II

Reconciliation of Computation of Net Capital
As of December 31, 2003

Net Capital as reported in Company's Part II (unaudited) Focus Report	$ 12,782
Decrease in Net Capital Due to Audit Adjustments	(1,428)
Net Capital	$11,354